Milbank, Tweed, Hadley & McCloy LLP
28 Liberty Street
New York, NY 10005

April 21, 2016

VIA EDGAR

Susan Block, Attorney-Advisor
Officer of Transportation and Leisure
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Turning Point Brands, Inc. (f/k/a/ North Atlantic Holding Company) Registration Statement on Form S-1 File No. 333-207816

Dear Ms. Block:

On behalf of Turning Point Brands, Inc. (the “Company”), a Delaware corporation, we file in electronic form the accompanying Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company and other exhibits thereto, marked to indicate changes to the registration statement filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2016.

The Registration Statement reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from you, dated April 18, 2016 (the “Comment Letter”), as well as certain other changes as indicated therein. In addition, the Registration Statement has been revised to reflect (i) an increase in the contemplated size of the offering and (ii) the Company’s determination not to pay a dividend following the offering but rather to retain all earnings following the offering to reduce leverage and to finance the expansion of its business.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement. The Company’s written acknowledgement is attached hereto as Exhibit A.

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Summary, page 1

Grow Share of Existing Product Lines, page 4

1.	Please refer to the second and third paragraphs and the concluding sentence of each. Please revise to include balancing language that you may not achieve the disclosed national market share or brand rank based on expanded retail distribution or, alternatively, please delete. Similarly revise under “Grow Share of Existing Product Lines,” at page 76.

Response to Comment 1

The preliminary prospectus has been revised in response to the Staff’s comment to delete the language referenced in the Staff’s comment. Please see pages 4 and 76.

Summary and Selected Historical Condensed Consolidated Financial and Other Information, pages 13 and 49

2.	Refer to footnote (2) for the pro forma as adjusted net income available per share data. Please expand this section to provide disclosure of the total number of common stock to be issued in the Conversion for the 7% Senior Notes and for the floating rate PIK Toggle Notes.

Response to Comment 2

The Company has included a placeholder to be completed upon the establishment of a price range for the offering to disclose the total number of shares of common stock to be issued in the Conversion for the 7% Senior Notes and for the PIK Toggle Notes.  In response to the Staff’s comment, the Company has also included in footnote (2) a reconciliation of as adjusted weighted average shares outstanding for the year ended  December 31, 2015  to actual weighted average shares outstanding for such period.  Please see pages 16 and 51.

3.	In addition, please expand footnote (2) to disclose that the pro forma interest reduction and loss on extinguishment of PIK Toggle Notes are assuming the Conversion and Anchor Order transactions would have occurred as of January 1, 2015. Please provide to us your computations of each of the pro forma adjustments for the PIK Toggle Notes for the interest reduction and loss on extinguishment. With respect to the pro forma interest reduction for the PIK Toggle Notes, it is unclear why the interest amounts are different assuming no Anchor Order and full Anchor Order, given that in both scenarios, the entire PIK Toggle Notes are being fully converted or redeemed. Please explain.

Response to Comment 3

The preliminary prospectus has been revised to disclose that the pro forma interest reduction and loss on extinguishment of the PIK Toggle Notes are calculated assuming the Conversion and Anchor Order each occurred on January 1, 2015.  With respect to the pro forma interest reduction for the PIK Toggle Notes, the Company agrees that the pro forma interest reduction for the PIK Toggle Notes will be the same after giving effect to the Conversion, Stock Split and the offering whether or not shares are purchased pursuant to the Anchor Order. However,  the Company notes that in response to prior Staff comments, footnote (2) only gives pro forma effect to the Conversion and Stock Split but not the offering and use of proceeds from the offering.  As a result, in circumstances where proceeds from the Anchor Order—which is a component of the offering—are utilized to repay a portion of the PIK Toggle Notes, the pro forma interest reduction stemming from those repayments will be captured in footnote (3), which contains the pro forma adjustments for the offering, instead of footnote (2).  In these circumstances, while the total interest reduction under both scenarios will still be approximately $8 million, assuming $40 million of common stock is purchased pursuant to the Anchor Order, approximately $5.8 million of interest reduction results from giving pro forma effect to the offering and is therefore captured in footnote (3). In response to the Staff’s comment the Company has included in Annex A its computations of each of the pro forma adjustments for the PIK Toggle Notes for the interest reduction and loss on extinguishment of debt.

4.	Refer to footnote (3) for the pro forma as further adjusted net income available per share data. Please expand to disclose the total number of common stock to be issued in the IPO that will be used to repay certain borrowing under the Second Lien Credit Facility and to redeem the Intrepid Warrants and Intrepid Options. In this regard, expand to disclose the additional shares that will be included in the weighted average shares computation for both the assuming no Anchor Order and assuming full Anchor Order. Please also supplementally provide us with your computations of the pro forma adjustments for interest reduction and loss on extinguishment of debt.

Response to Comment 4

In response to the Staff’s comment, the Company has included in footnote (3) the additional shares that will be included in the weighted average shares outstanding for the year ended December 31, 2015 on an as further adjusted basis, assuming both no shares are purchased pursuant to the Anchor Order and $40 million of common stock is purchased pursuant to the Anchor Order.  The Company has also included a reconciliation of the as further adjusted weighted average shares outstanding for the year ended December 31, 2015 to as adjusted weighted average shares outstanding for such period.   In addition, in response to the Staff’s comment the Company has included in Annex A its computations of the pro forma adjustments for interest reduction and loss on extinguishment of debt on an as further adjusted basis.

5.	Refer to the Balance Sheet Data section. For the each of the four pro forma columns that assume no Anchor Order and full Anchor Order, please provide us with your computations in arriving at such amounts as compared to the actual amounts as of December 31, 2015. In this regard, please provide us with the individual adjustments recorded for each column and explain such adjustment. Also, please give consideration to expanding footnotes 2 and 3 to provide additional disclosure of the pro forma adjustments made to the balance sheet for the impact of the Conversion, Anchor Order and IPO.

Response to Comment 5

In response to the Staff’s comment the Company has included in Annex A its computations of the as adjusted and as further adjusted balance sheet amounts, in each case assuming no shares are purchased pursuant to the Anchor Order and $40 million of common stock is purchased pursuant to the Anchor Order.  The Company considered including the adjustments to the balance sheet data in a footnote to the summary and selected financial information in the Registration Statement.  However, in light of the significant amount and complexity of the adjustments the Company believes that any such presentation would be confusing to investors.

6.	Refer to the Other Financial Information section. We note your newly inserted inclusion of Leverage Ratio, Free Cash Flow and Free Cash Flow Conversion, with respective disclosure at footnotes 6, 7 and 8. With respect to the Leverage Ratio, please expand the discussion to disclose the usefulness of this measure by management and whether such ratio is included in your debt agreements as a financial covenant.

Response to Comment 6

The preliminary prospectus has been revised in response to the Staff’s comment to disclose the management’s beliefs about the usefulness of the leverage ratio and to indicate that NATC’s credit agreements contain financial maintenance covenants requiring it to maintain certain leverage ratios.   Please see pages 17 and 52.

7.	Your computation of free cash flow differs from the typical calculation (cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures). Refer to CD&I Question 102.07 on Non-GAAP Measures. Therefore, please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated. You explain that this measure is useful to investors because it represents the cash that your operating business generates before taking into account cash movements that are non-operational. Please clarify the meaning of non-operational cash movements and explain why it is useful for investors to see cash generated before non-operational movements. In this regard, please be advised that payments for interest expense, which are currently excluded from your calculation of free cash flow, are an operating activity for purposes of the statement of cash flows. Finally, we note that you reconcile this measure to net cash provided by operating activities. In this regard, it appears that you are presenting this measure as a liquidity measure. Please be advised of the prohibition in Item 10(e)(1)(ii)(A) of Regulation S-K of excluding charges that require cash settlement from non-GAAP liquidity measures.

Response to Comment 7

In response to the Staff’s comments, the preliminary prospectus has been revised to remove the presentation of free cash flow and free cash flow conversion. Please see pages 17 and 50.

Security Ownership of Beneficial Owners and Management, page 108

8.	We note the reference date of December 31, 2015. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Response to Comment 8

In response to the Staff’s comments, the preliminary prospectus has been revised to utilize a reference date of March 31, 2016. Please see page 107.

Shares Eligible for Future Sale, page 117

9.	You indicate that shares purchased pursuant to the Anchor Order could not be resold in the public market immediately following the offering as a result of restrictions under securities laws. Please clarify the restrictions to which you are referring.

Response to Comment 9

In response to the Staff’s comment, the preliminary prospectus has been revised to indicate that any shares purchased by affiliates of the Company pursuant to the Anchor Order will be “control securities” and that sales of such shares will be subject to the manner of sale and volume limitations of Rule 144 unless sold pursuant to an effective registration statement or another exemption from registration under the Securities Act. Please see page 116.

Underwriting, page 122

10.	Please briefly discuss the Anchor Order in this section.

Response to Comment 10

In response to the Staff’s comment, the preliminary prospectus has been revised to briefly discuss the Anchor Order in the underwriting section.  Please see page 122.

Conclusion

We thank the Staff for its attention to the Company’s submission and we look forward to hearing from you regarding the Registration Statement. If I can be of any assistance during the staff’s review of the enclosed Registration Statement, please contact me, collect, by telephone at (212) 530-5301 or by facsimile at (212) 822-5301. I can also be reached by e-mail at bnadritch@milbank.com.

Very truly yours,

/s/ Brett Nadritch, Esq.

Turning Point Brands, Inc.
5201 Interchange Way
Louisville, KY 40229
Tel: (502) 778-4421

 April 21, 2016

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Susan Block

Re:	Turning Point Brands, Inc. (CIK No. 0001290677) (the “Company”)
Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-207816) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Turning Point Brands, Inc.

By:	/s/ Lawrence S. Wexler
	Name:	Lawrence S. Wexler
	Title:	Chief Executive Officer

Annex A

Computation of adjusted balance sheet amounts on pages 14 and 49 of the Registration Statement, assuming no shares are purchased pursuant to the Anchor Order

	As Further Adjusted 12/31/2015	As Adjusted 12/31/2015	Actual 12/31/2015
Cash	5,813	4,835	4,835
Working capital	43,411	42,433	42,433
Total assets	249,038	248,060	248,720
Notes payable and long‐term debt	170,570	230,750	298,697
Total liabilities	202,205	262,385	330,332
Total stockholders equity (deficit)	46,833	(14,325)	(81,612)

Adjustments

	Actual 12/31/15		Adjustments	As Adjusted		Adjustments	As Further Adjusted
Cash	4,835			4,835	(1)	66,633
					(2)	(60,180)
					(3)	—
					(4)	—
					(5)	(4,813)
					(6)	(663)	5,813
ABL	18			18			18
First Lien Credit Agreement	150,555			150,555			150,555
Second Lien Credit Facility	78,882			78,882	(2)	(59,000)	—
					(2)	(1,180)	18,702
PIK Toggle notes	58,882	(a)	(58,882)	—	(3)	—	—
7% Senior notes	10,360	(b)	(9,065)	1,295	(4)	—	1,295
Total long‐term debt	298,697			230,750			170,570

Stock and APIC	12,700	(a)	63,405
		(b)	8,405	84,510	(1)	66,633
					(5)	(2,750)
					(6)	(312)	148,081

Accumulated OCI	(3,512)			(3,512)			(3,512)
Accumulated deficit	(90,800)	(a)	(4,523)	(95,323)	(2)	—
					(3)	—
					(4)	—
					(5)	(2,063)
					(6)	(351)	(97,737)
Total equity (deficit)	(81,612)			(14,325)			46,833
Total Capitalization	217,085			216,425			217,403

Balancing accounts
Deferred loan costs		(b)	(660)		(2)	—
					(4)	—
Accrued interest		(b)	—		(2)	—
					(4)	—

Notes
(a)
Conversion of PIK Toggle Notes to common stock (100% of outstanding converted); loss on extinguishment of PIK Toggle Notes results from the conversion price for the PIK Toggle Notes being equal to the price paid by the underwriters in the IPO. For purposes of the calculation that conversion price is assumed to be $13.95.

(b)
Conversion of 7% senior notes to stock (87.5% of outstanding amount of 7% Senior Notes assumed to be converted; conversion price equal to price per share to the public in the IPO, which is assumed to be $15.00 for the purpose of the calculation).

(1)	Estimated net proceeds from offering ($75 million less 7% underwriter fee less $3.1 million of offering expenses per page II‐1 of the Registration Statement).
(2)	Payment of Second Lien Credit Facility ($59 million face plus 2% prepayment penalty, no accrued interest).
(3)	No cash adjustment for repayment of PIK Toggle Notes if no shares are purchased in the Anchor Order.
(4)	No cash adjustment for repayment of 7% Senior Notes.
(5)	Repurchase of 87.5% of the Intrepid warrants at a price of $0.50 per warrant (11,000,000 warrants X $0.50 X 87.5%).
(6)	Repurchase of Intrepid Options at a price of $0.50 per option (1,326,842 options X $.50 = 663,421).

Computation of adjusted balance sheet amounts on pages 14 and 44 of the Registration Statement assuming $40 million of common stock is purchased pursuant to the Anchor Order

	As Further Adjusted 12/31/2015	As Adjusted 12/31/2015	Actual 12/31/2015
Cash	5,593	4,835	4,835
Working capital	43,191	42,433	42,433
Total assets	248,818	248,060	248,720
Notes payable and long‐term debt	210,350	269,941	298,697
Total liabilities	241,985	301,576	330,332
Total stockholders equity (deficit)	6,833	(53,516)	(81,612)

Adjustments

	Actual 12/31/15		Adjustments	As Adjusted		Adjustments	As Further Adjusted
Cash	4,835			4,835	(1)	66,633
					(2)	(20,400)
					(3)	(40,000)
					(4)	—
					(5)	(4,813)
					(6)	(663)
						—	5,593
ABL	18			18		—	18
First Lien Credit Agreement	150,555			150,555			150,555
Second Lien Credit Facility	78,882			78,882	(2)	(20,000)	—
					(2)	(400)	58,482
PIK Toggle notes	58,882	(a)	(19,691)	39,191	(3)	(39,191)	—
7% Senior notes	10,360	(b)	(9,065)	1,295	(4)	—	1,295
Total long‐term debt	298,697			269,941			210,350

Stock and APIC	12,700	(a)	21,204
		(b)	8,405	42,309	(1)	66,633
					(5)	(2,750)
					(6)	(312)	105,880

Accumulated OCI	(3,512)			(3,512)			(3,512)
Accumulated deficit	(90,800)	(a)	(1,513)	(92,313)	(2)	—
					(3)	(809)
					(4)	—
					(5)	(2,063)
					(6)	(351)	(95,536)
Total equity (deficit)	(81,612)			(53,516)			6,833
Total Capitalization	217,085			216,425			217,183

Balancing accounts
Deferred loan costs		(b)	(660)		(2)	—
					(4)	—
Accrued interest		(b)	—		(2)	—
					(4)	—

Notes
(a)
Conversion of PIK Toggle notes to common stock ($60,095,786 face value of notes less $40,000,000 repaid in cash less prorated debt discount allocable to the non-converted PIK Toggle Notes); loss on extinguishment of PIK Toggle Notes results from the conversion price for the PIK Toggle Notes being equal to the price paid by the underwriters in the IPO. For purposes of the calculation that conversion price is assumed to be $13.95.

(b)
Conversion of 7% senior notes to stock (87.5% of outstanding amount assumed to be converted; conversion price equal to price per share to the public in the IPO, which is assumed to be $15.00 for the purposes of the calculation).

(1)	Estimated net proceeds from offering ($75 million less 7% underwriter fee less $3.1 million of offering expenses per page II‐1 of the Registration Statement).
(2)	$20 million cash repayment of Second Lien Credit Facility plus 2% prepayment penalty.
(3)	$40 million cash repayment of PIK Toggle Notes.
(4)	No cash adjustment for repayment of 7% Senior Notes.
(5)	Repurchase of 87.5% of the Intrepid warrants at a price of $0.50 per warrant (11,000,000 warrants X $0.50 X 87.5%).
(6)	Repurchase of Intrepid Options at a price of $0.50 per option (1,326,842 options X $.50 = 663,421).

As Adjusted and As Further Adjusted pro forma earnings per share calculations for amounts on pages 13 and 48 of the Registration Statement assuming no shares purchased pursuant to the Anchor Order

Footnote 2 ‐ As Adjusted

	Year ending 12/31/2015	Adjustments
Net income (loss)	9,149
Proforma interest reduction‐PIK Toggle	8,021	Page A-4
Proforma interest reduction‐7% notes	1,043	Page A-4
Proforma loss on extinguishment of debt‐PIK Toggle	(3,904)	Page A-5
Proforma Net income (loss)	14,309

Footnote 3 ‐ As Further Adjusted

	Year ending 12/31/2015
Net income (loss) As Adjusted	14,309
Proforma interest reduction‐second lien	6,463	Page A-6
Proforma interest reduction‐PIK Toggle	—
Proforma interest reduction‐7% notes	—
Proforma loss on extinguishment of debt‐second lien	—
Proforma loss on extinguishment of debt‐7% notes	—
Proforma loss on extinguishment of debt‐PIK Toggle	—
Proforma Net income (loss)	20,772

As Adjusted and As Further Adjusted pro forma earnings per share calculations for amounts on pages 13 and 48 of the Registration Statement assuming $40 million of common stock is purchased pursuant to the Anchor Order

Footnote 2 ‐ As Adjusted

	Year ending 12/31/2015

Net income (loss)	9,149
Proforma interest reduction‐PIK Toggle	1,835	Page A-4
Proforma interest reduction‐7% notes	1,043	Page A-4
Proforma loss on extinguishment of debt‐PIK Toggle	(893)	Page A-5
Proforma Net income (loss)	11,134

Footnote 3 ‐ As Further Adjusted

	Year ending 12/31/2015
Net income (loss) As Adjusted	11,134
Proforma interest reduction‐second lien	2,191	Page A-6
Proforma interest reduction‐PIK Toggle	6,186	Page A-6
Proforma interest reduction‐7% notes	—
Proforma loss on extinguishment of debt‐second lien	—
Proforma loss on extinguishment of debt‐7% notes	—
Proforma loss on extinguishment of debt‐PIK Toggle	(1,123)	Page A-7
Proforma Net income (loss)	18,388

The following is the interest reduction computation for the PIK Toggle Notes and 7% Senior Notes for the As Adjusted amounts, which gives effect to the Stock Split and Conversion but not the Offering

Interest Reduction
12/31/15:
Assuming no shares purchased in Anchor Order			Assuming full Anchor Order
PIK Toggle Interest	7,780,058	(a)	PIK Toggle Interest	1,780,058	(e)
Accretion 2015	241,383		Accretion 2015	55,228	(f)
	8,021,441			1,835,286

87.5% conversion of 7%			87.5% conversion of 7%
7% Senior Notes			7% Senior Notes
PIK interest 1‐1 thru 12‐31‐15 (87.5%)	717,941	(b)	PIK interest 1‐1 thru 12‐31‐15 (87.5%)	717,941	(b)
Accretion 2015 (87.5%)	242,037	(c)	Accretion 2015 (87.5%)	242,037	(c)
Deferred loan amort 2015 (87.5%)	83,114	(d)	Deferred loan amort 2015 (87.5%)	83,114	(d)
	1,043,092			1,043,092

(a)	Represents the reduction of interest expense resulting from the conversion of $51,867,056 of face amount of PIK Toggle Notes converted into common stock in the Conversion. (51,867,056*15%).
(b)
Represents the reduction of interest expense resulting from the conversion of 87.5% of the total $11,721,490 of face amount of the 7% Senior Notes converted into common stock in the Conversion. (11,721,490*7%*87.5%).

(c)
Represents the reduction of interest expense due to the accretion of 87.5% of the remaining original issue discount allocable to the 7% Senior Notes resulting from the conversion of such notes into common stock in the Conversion. (276,614*87.5%).

(d)
Represents the amortization of 87.5% of the remaining debt issuance costs allocable to the 7% Senior Notes resulting from the conversion of such notes into common stock in the Conversion. (94,987*87.5%).

(e)	Represents the reduction of interest expense resulting from the conversion of $11,867,056 of face amount of PIK Toggle Notes converted into common stock in the Conversion. (51,867,056‐40,000,000)*15%.
(f)	Represents the accretion of remaining original issue discount allocable to the PIK Toggle Notes converted into common stock in the Conversion. (241,383)*(11,867,056/51,867,056).

The following is the computation of loss on extinguishment for the PIK Toggle Notes for the year ended 12/31/15 for the
As Adjusted amounts, which gives effect to the stock split and conversion but not the offering.

Loss on Extinguishment
12/31/2015:
Assuming no shares purchase in Anchor Order			Assuming full Anchor Order
PIK Toggle Interest			PIK Toggle Interest
Loss on conversion at 13.95	3,903,972	(a)	Loss on conversion at 13.95	893,219	(b)
	3,903,972			893,219

(a)
Represents the loss on extinguishment of the PIK Toggle Notes converted into common stock in the Conversion resulting from the conversion price being equal to the price paid by the underwriters for the shares as opposed to the price to the public for the shares. (51,867,056/13.95)*(1.05).

(b)
Represents the loss on extinguishment of the PIK Toggle Notes converted into common stock in the Conversion resulting from the conversion price being equal to the price paid by the underwriters for the shares as opposed to the price to the public for the shares. (51,867,056/13.95)*(1.05)*(11,867,056/51,867,056).

The following is the computation for interest reduction for the As Further Adjusted amounts

Interest Reduction
12/31/2015:

	100% conversion
Second Lien Interest	6,785,000	(a)
Additional discount accretion	(321,818)	(b)
Total	6,463,182

	Assuming Full Anchor Order
PIK Toggle Interest	6,000,000	(c)
Accretion 2015	186,155	(d)
Total	6,186,155

Second Lien Interest	2,300,000	(e)
Additional discount accretion	(109,091)	(f)
Total	2,190,909

(a)	Represents the reduction in interest expense resulting from the repayment of $59,000,000 of borrowings under the second lien credit agreement. 59,000,000*11.5%.
(b)
Represents the reduction to interest expense for additional debt discount resulting from the payment of the prepayment penalty on repayments of second lien borrowings. ((59,000,000*3%)/22)*4; Prepayment penalty of 1,770,000 is capitalized and amortized over remaining 22 quarters; Note the prepayment penalty is 3% at 1/1/15, but decreased to 2% as of 1/13/15.

(c)	Represents the reduction of interest expense resulting from the cash repayment of $40,000,000 of face amount of PIK Toggle Notes. 40,000,000*15%.
(d)
Represents the reduction of interest expense resulting from the accretion of additional debt discount for the $40,000,000 of face amount of PIK Toggle Notes repaid in cash. 241,383*(40,000,000/51,867,056).

(e)	Represents the reduction of interest expense resulting from the repayment of $20 million of borrowings under our Second Lien Credit Facility (20,000,000*11.5%).
(f)
Represents the reduction to interest expense for additional debt discount resulting from the payment of the prepayment penalty on repayments of second lien borrowings. ((20,000,000 * 3% / 22) * 4; Prepayment penalty of $600,000 is capitalized and amortized over remaining 22 quarters.

The following is the computation for loss on extinguishment for the As Further Adjusted amounts

Anchor
PIK Toggle Interest
Remaining accretion on repaid	1,123,263	(a)

(a)
Represents additional loss on extinguishment of the PIK Toggle Notes resulting from the write-off of the remaining unpaid debt discount allocable to the PIK Toggle Note repaid in cash. (51,867,056‐50,410,547)*(40,000,000/51,867,056).